UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No.  )*

                               PFSB BANCORP INC.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   69332B109
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                                 (CUSIP Number)

                                 Zalmen Fishman
                                 208 5th Street
                              Lakewood, N.J. 08701
                                 (732) 886-9739
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      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                February 9, 2000
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746 (12-91) Page 1 of 4

                                 SCHEDULE 13D

  CUSIP NO. 69332B109                                        PAGE 2 OF 4 PAGES
            ---------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Zalmen Fishman ###-##-####
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 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [_]
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 3    SEC USE ONLY


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 4    SOURCE OF FUNDS*

      Working Capital
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 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]


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 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      NJ
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                     7    SOLE VOTING POWER

     NUMBER OF

      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING

      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH

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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [_]

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.4%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (12-91) Page 2 of 4

ITEM 1.  SECURITY AND ISSUER
         -------------------

     This Schedule 13D relates to the shares of common stock, par value $.01 per share (the "Common Stock" or the "Shares"), of Palmyra Savings - PFSB Bancorp Inc., with its principal executive offices located at 123 W. Lafayette Street, Palmyra, MO., 63461.

ITEM 2.  IDENTITY AND BACKGROUND
         -----------------------
     This Schedule 13D is being filed by the following reporting person:

     Zalmen Fishman

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
         -------------------------------------------------

ITEM 4.  PURPOSE OF TRANSACTION
         ----------------------
     Purpose of shares, solely for investment purposes although the Reporting Person may pursue discussions with management to maximize long-term value for shareholders.

     The Reporting Person may make additional purchases in the future.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
         ------------------------------------

     (a)     Number and Percentage
             ---------------------

     (b)     Power to Vote/Dispose of Shares
             -------------------------------

     (c)     Purchases in the Last 60 Days
             -----------------------------
          The following table details the transactions by Zalmen Fishman within the 60 days period prior to the date of filing of this Schedule 13D.

  Date of      Amount        Average          Type of
Transaction   of Shares   Price Per Share   Transaction
-----------   ---------   ---------------   -----------
  01/21/00       3,600         $11.00        Purchased over the counter
  01/26/00       5,000         $11.00        Purchased over the counter
  01/31/00      12,000         $11.00        Purchased over the counter
  02/02/00       5,000         $11.00        Purchased over the counter
  02/09/00       4,600         $11.00        Purchased over the counter

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         ---------------------------------------------------------------------
         TO SECURITIES OF THE ISSUER
         ---------------------------

     Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 hereof or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
         --------------------------------

     No Exhibits are required to be filed.

                               SIGNATURES
                               ----------
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 29, 2000

                          By: /s/ Zalmen Fishman
                              -------------------------------
                              Zalmen Fishman